

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2016

<u>Via E-mail</u>
Virginia M. Rometty
Chairman of the Board, President and
        Chief Executive Officer
International Business Machines Corporation
Armonk, New York 10504

> Re: **International Business Machines Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 23, 2016**
>   **File No. 1-02360**

Dear Ms. Rometty:

        We refer you to our comment letter dated June 21, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance